Quantitative Group
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CONSENT OF SCOTT JACKSON

In connection with the technical information attributed to the undersigned in the following document, which is incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to the incorporation by reference into the Form 40-F of the Company's press release dated April 24, 2012 which includes references to the undersigned's name in connection mineral resource and reserve estimates for the Gramalote project.

By: Scott Jackson

Date: April 24, 2013

Quantitative Geoscience Pty Ltd (ABN 30 095 494 947) and Quantitative Group Pty Ltd (ABN 61 120 267 192), trading as QG
address : Suite 12, 18 Parry St Fremantle WA, Australia 6160 (PO Box 1304 Fremantle WA, Australia 6959)
phone : +61 (0) 8 9433 3511 | **fax** : +61 (0) 8 9433 3611 | **email** : info@qgroup.net.au | **web** : www.qgroup.net.au